FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, July 9, 2003

FAIRFAX ANNOUNCES PRICING OF
U.S. PRIVATE CONVERTIBLE DEBT ISSUE

Fairfax Financial Holdings Limited today priced a private offering of US$150 million of its 5% convertible senior debentures due July 15, 2023. The offering is expected to close on July 14, 2003. This amount does not include a 30-day option granted to the initial purchasers to acquire additional debentures.

Each US$1,000 principal amount of debentures will be initially convertible under certain circumstances into 4.7057 subordinate voting shares, which represents an initial conversion price of approximately US$212.51 per share, a premium of approximately 42.8% over the closing price of the subordinate voting shares on July 8, 2003.

Prior to July 15, 2008, the debentures may be redeemed by Fairfax if the sale price of Fairfax’s subordinate voting shares exceeds US$293.12, which represents 137.9% of the conversion price, for 20 trading days in any consecutive 30-day trading period, and thereafter at Fairfax’s option, in each case at a redemption price equal to the principal amount of the debentures to be redeemed plus accrued and unpaid interest. The debentures are puttable by holders at 5-year intervals commencing on July 15, 2008. Fairfax has the ability to make payment upon the repurchase, redemption or maturity of the debentures in cash, subordinate voting shares or a combination thereof.

The debentures will rank equally in right of payment with all of Fairfax’s existing and future unsecured and unsubordinated indebtedness. The offering was made on a private placement basis to qualified institutional buyers in the United States in reliance upon Rule 144A of the U.S. Securities Act of 1933.

The net proceeds from the offering will be approximately US$145 million. Fairfax will use the net proceeds for general corporate purposes, including particularly investing in cash, short-term investments and marketable securities and repurchasing or repaying debt. In addition, Fairfax may use a portion of the net proceeds to purchase its outstanding subordinate voting shares.

The debentures and the subordinate voting shares issuable upon conversion will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933 and any applicable state securities laws. The debentures and the subordinate voting shares issuable upon conversion will not be qualified for sale under the securities laws of any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada, or to or for the account of any resident of Canada, except in accordance with applicable Canadian securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941